Exhibit 4.38

Commerzbank AG, Postfach, 20349 Hamburg	Global Banking | Asset Finance
Maritime Transportation & Logistics

Dalian Star Owners Inc. c/o Cardiff Marine Inc.	Jan H. Meyer
Mr. Aris Ioannidis and Mr. Dimitrios Glynos 80, Kifissias Avenue 15125 Amaroussion Greece	Postanschrift: Postfach, 20349 Hamburg Geschäftsräume: Jungfernsueg 22. 20354 Hamburg Telefon +49 (0)40 3501-3178 Fax +49 (0)40 3501-2287 jan.meyer@commerzbank.com

22. October 2009

Loan Agreement dd. 05.05.2009 for the vessel MYSTIC

Waiver Terms

Dear Mr. Ioannidis, dear Mr. Glynos,

Referring to the Loan Agreement dated 05.05.2009 to finance the Capesize vessel MYSTIC, the intensive discussions we had with each other during the past months and the indicative waiver terms signed by Dalian Star Owners Inc. and DryShips Inc. dated 24.09.2009, we are glad to inform you that the Lenders, both WestLB and Commerzbank, have received their formal credit approvals for the Waiver Terms as outlined below:

1.	Waiver Period

From February 12, 2009 to and including September 30, 2010 or earlier if all original covenants of the Loan Agreement and the Guarantee are fully back in compliance.

2.	Increase of Margin

Starting on October 1st, 2009, until the end of the Waiver Period the Margin shall be increased to 1.85% p.a.

3.	Restructuring Fee

For the restructuring of the Loan, a Restructuring Fee will be charged amounting to USD 100,000, payable upon signing of the Waiver Terms.

Vorsitzender des Aufsichtsrats: Klaus-Peter Müller	Commerzbank Aktlengesellschaft, Frankfurt am Main
Vorstand: Martin Blessing (Vorsitzender),	Handelsregister: Amtsgericht Frankfurt am Main, HRB 32000
Frank Annuscheit, Markus Beumer, Achim Kassow, Jochen Klösges,	USi-ldNr.: DE114 103 514
Michael Reuther, Stefan Schmittmann, Ulrich Sleber, Eric Strutz

Page 2 | 22. October 2009	Global Banking | Asset Finance
Maritime Transportation & Logistics

4.	Waiver

Clauses 4.a until 4.d shall be in place until the end of the Waiver Period:

(a)	Financial Covenants (Clause 11.16)

(i)	Market Adjusted Equity Ratio

From December 22, 2008 to and including June 30, 2009 the Market Adjusted Equity Ratio shall be not less than zero per cent (0%). From July 1, 2009 until the end of the Waiver Period the Market Adjusted Equity Ratio shall not be less than 0.15:1. Temporary fluctuations may lead to a Market Adjusted Equity Ratio not less than 0.05:1.

For the duration of the Waiver Period new interest bearing liabilities to be used only to (i) prepay secured debt and/or (ii) finance New Investments and Permitted Investments, provided that the resulting equity portion of New Investments and Permitted Investments shall not be lower than thirty-two point five (32.5) percent.

(ii)	Interest Coverage Ratio

For the duration of the Waiver Period the Interest Coverage Ratio shall not be less than 2:1.

(iii)	Market Value Adjusted Net Worth

From February 12, 2009 to and including June 30, 2009 the Market Adjusted Net Worth shall be not less than zero (0). From July 1, 2009 until the end of the Waiver Period the Market Value Adjusted Net Worth of the Group shall not be less than

•	$ 100,000,000 for the period July 1, 2009 until December 31, 2009; and thereafter

•	$ 150,000,000 plus 100% of the net quarterly profits of DryShips Inc. in the financial year 2010, until September 30, 2010.

(b)	Disposal of assets/spin-off of the offshore business of the Guarantor

The Guarantor shall only be allowed to dispose any of its assets on an arm’s-length basis. The Guarantor will not spin-off of or otherwise dispose of the offshore business of the Group (“the Spin-Off”) unless that the following conditions are met:

(i)	DryShips to maintain $ 80,000,000 cash (including any amount standing to the credit of the Applicable Amount Account) after the Spin-Off; and

Page 3 | 22. October 2009	Global Banking | Asset Finance
Maritime Transportation & Logistics

(ii)	DryShips Inc. will be released from all obligations relating to the offshore business of the Group including the $ 800,000,000 acquisition financing of Ocean Rig ASA but except DryShips Inc.’s credit support guarantee for the pre- and post-delivery financing of the drill ship newbuildings hull nos. 1865 and 1866 arranged by Deutsche Bank AG.

(iii)	DryShips Inc. to secure latest six months prior to delivery a cash break-even employment contract (i.e. operating expenses and debt service fully covered) for at least two (2) years for the drill ship newbuildings hull nos. 1865 and 1866 (please note: this is a condition subsequent to the Waiver i.e. such condition does not need to be fulfilled upon the effective date of the Waiver).

(iv)	DryShips Inc. must use its best endeavours to be released from its guarantee obligations for newbuildings hull nos. 1865 and 1866 for the pre- and post-delivery facility period.

(c)	No cash dividend payments (Clause 11.15) or any other return of capital to shareholders including stock buyback or any other form of distribution effective from the date of the amendment to the end of the Waiver Period. In relation to the spin-off of the offshore business of the Group the conditions under above mentioned waiver clause 4 (b) apply.

(d)	No further investments or capital expenditure by the Borrower or Guarantor allowed during the Waiver Period (other than that used for the maintenance of vessels in the normal course of business) without the consent of the Lenders, unless the equity used for such investments or expenditure has been raised from the proceeds of equity offerings.

(e)	Minimum security cover (Clause 15.1; Market Value divided by Loan and Swap Exposure; taking into account any cash held at the Retention Account) shall not be less than

(i)	From now on until 31.12.2010	80%
(ii)	On 01.01.2011 and thereafter until 30.06.2011	111%
(iii)	On 01.07.2011 and thereafter:	125%	(according to the
			Loan Agreement)

(f)	The Borrower and the Guarantor will provide monthly updated cash flow statements

Commerzbank AG

Page 4 | 22. October 2009	Global Banking | Asset Finance
Maritime Transportation & Logistics

5.	Retention Account and Excess Cash Flow Clause

(a)	The Borrower must ensure that all charter earnings remain at a Retention Account set up with the Agent until the payment of the next instalment due on 29.12.2009.

(b)	Following the next repayment instalment, amounting to USD 10,000,000, due on 29.12.2009, the Borrower shall only dispose of an amount exceeding USD 3,000,000 to be held at the Retention Account (Excess Cash Flow Clause),

6.	Notice of Assignment

The Borrower to sign the “Notice of Assignment to Charterer” (the draft has already been provided to the Borrower). The Lenders agree not to send the “Notice of Assignment to Charterer” unless (i) an Event of Default occurs or (ii) the Borrower is not in compliance with the Retention Account and/or the Excess Cash Flow Clause.

7.	Pari Passu Ranking

The Guarantor shall procure that its liabilities under the Guarantee do and will rank at least pari passu with all its other present and future liabilities, except for liabilities which are mandatorily preferred by law.

Please note that these Waiver Terms are only binding until 30.10.2009. We kindly ask you to revert the signed copy of the Waiver Terms by e-mail and by fax message so that we can instruct the law firm Watson, Farley & Williams to conduct the documentation work.

Kind regards
Commerzbank AG

/s/ Holger Ferber	/s/ Jan H. Meyer
Holger Ferber	Jan H. Meyer

We agree with the Waiver Terms.

/s/ Illegible	/s/ Illegible
Dalian Star Owners Inc. as Borrower	DryShips Inc. as Guarantor

Date / City:	Date / City: